SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to

Rule 13d-2(a)

(Amendment No. 1)

E COM VENTURES, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of class of securities)

26830k 20 5

(CUSIP Number)

Geoffrey Etherington, Esq.

Edwards & Angell, LLP

750 Lexington Avenue

New York, NY 10022

(212) 756-0237

(Name, Address, and Telephone Number of person

authorized to receive notices and communications)

July 1, 2003

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26830k 20 5	Page 2 of 6

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Glenn H. Nussdorf

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 270,990 8. Shared Voting Power None 9. Sole Dispositive Power 270,990 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,990

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 10.91%

14.	Type of Reporting Person IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 26830k 20 5	Page 3 of 6

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Stephen L. Nussdorf

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 40,000 8. Shared Voting Power None 9. Sole Dispositive Power 40,000 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 1.61%

14.	Type of Reporting Person IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 26830k 20 5	Page 4 of 6

Item 1.    Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.01 per share, of E Com Ventures, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 11701 NW 101st Road, Miami, FL 33178.

This Amendment relates to the Schedule 13D originally filed June 19, 2003 by Glenn H. Nussdorf. Items 2, 3, 4, 5, and 7 of the Schedule 13D are being amended to reflect certain purchases of common stock of the Issuer by Glenn H. Nussdorf and Stephen L. Nussdorf, the brother of Glenn H. Nussdorf. Glenn H. Nussdorf and Stephen L. Nussdorf may be considered a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, although each disclaims beneficial ownership of the securities owned by the other. Except as provided herein, the Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 2.    Identity and Background

Item 2 is hereby amended to include the following information about Stephen L. Nussdorf:

Stephen L. Nussdorf is an individual residing at 33 Bacon Road, Old Westbury, New York 11568.

Stephen L. Nussdorf’s principal occupation is as President of the Fragrance Division of Quality King Distributors, Inc., 2060 Ninth Avenue, Ronkonkoma, NY 11779.

Stephen L. Nussdorf has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Stephen L. Nussdorf is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following information about Stephen L. Nussdorf:

The common stock owned by Stephen L. Nussdorf was purchased with personal funds.

Item 4.    Purpose of Transaction

Item 4 is hereby amended to include the following information about Stephen L. Nussdorf:

Stephen L. Nussdorf may, depending on market conditions, acquire additional securities of the Issuer or dispose of securities of the Issuer.

Mr. Nussdorf does not have current plans or proposals to change the present board of directors or management of the Issuer or any of its subsidiaries. He may however in the future seek to serve on the board of directors of the Issuer or designate nominees for election to the board.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

Item 5(a). The aggregate percentage of shares of common stock reported owned by both filing persons is based upon 2,483,213 shares outstanding, which is the total number of shares of common stock outstanding as reported in the Issuer’s Form 10-Q for the fiscal quarter ended May 3, 2003.

Item 5(b). As of the close of business on July 3, 2003, Glenn H. Nussdorf beneficially owned 270,990 shares of common stock, constituting approximately 10.91% of the shares outstanding. Glenn H. Nussdorf has sole voting and dispositive power with respect to all of the shares beneficially owned by him. As of the close of business on the same day, Stephen L. Nussdorf beneficially owned 40,000 shares of common stock, constituting approximately 1.61% of the shares outstanding. Stephen L. Nussdorf holds these shares in a joint account with his wife.

Item 5(c). Stephen L. Nussdorf effected the following transactions in Issuer’s common stock during the past 60 days:

Date	# of Shares	Price per share	Nature of Transaction
July 1, 2003	2,300	$7.64	Open market purchase
July 1, 2003	14,800	$7.945	Open market purchase
July 2, 2003	22,900	$8.6714	Open market purchase

Total	40,000

SCHEDULE 13D

CUSIP No. 26830k 20 5	Page 5 of 6

Glenn H. Nussdorf effected the following transactions in Issuer’s common stock since June 19, the date of the original filing of the Schedule 13D:

Date	# of Shares	Price per share	Nature of Transaction
June 30, 2003	4,000	$7.40	Open market purchase

Total	4,000

Item 5(d). Not applicable.

Item 5(e). Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

Item 7.    Material to be filed as Exhibits

99(a)	Power of Attorney for Glenn H. Nussdorf (incorporated by reference to the Form 4 filed by Glenn H. Nussdorf on July 2, 2003).

99(b)	Power of Attorney for Stephen L. Nussdorf.

SCHEDULE 13D

CUSIP No. 26830k 20 5	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 3, 2003

/s/ Alfred R. Paliani

Glenn H. Nussdorf

    By: Alfred R. Paliani, attorney-in-fact

/s/ Alfred R. Paliani

Stephen L. Nussdorf

    By: Alfred R. Paliani, attorney-in-fact